As filed with the Securities and Exchange Commission on October 20, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of October 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                         Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A.............................................

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)

                                    By:  /s/ Hans-Holger Albrecht
                                         ------------------------------
                                    Name: Hans-Holger Albrecht





Dated: October 20, 2003

FOR IMMEDIATE RELEASE                                     20 October  2003



               VIASAT EXPLORER CHANNEL TO LAUNCH IN EASTERN EUROPE


Modern Times Group MTG AB, the international media group, today announced that it will launch the `Viasat Explorer' pay-TV channel in Russia, the three Baltic states, Moldova, Belarus, Hungary, Poland, Romania and Bulgaria on 1 November. Viasat Explorer is expected to already have approximately 300,000 subscribers at the time of launch into these new territories through existing agreements with local cable TV distributors.

This is the first time that MTG's Viasat Broadcasting has entered the Polish, Romanian and Bulgarian markets. The launch means that Viasat Explorer now has approximately 723,000 subscribers, including its already existing base of 423,000 subscribers in Scandinavia.

The decision to launch Viasat Explorer in Eastern Europe follows the successful launch of Viasat's popular premium movie channel TV1000 in the region earlier this year. By the end of the second quarter, TV1000 had over 1 million subscribers, having acquired 584,000 new subscribers in Eastern Europe in 2003 in addition to its existing 441,000 subscribers in Scandinavia.

Viasat Explorer is one of 20 successful channels produced by Viasat Broadcasting. The channel features an entertaining combination of travel and exploration programming, including wildlife and natural world documentaries, extreme sports coverage and true crime series.

Hans-Holger Albrecht, President and CEO of MTG, commented: "This is the latest move in the ongoing expansion of our broadcasting business into the exciting Eastern European markets. TV1000 and Viasat Explorer will already have close to one million paying households in the region less than a year after launch, which demonstrates the scale and potential of these territories".


For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO                tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Enquiries           tel: +44 (0) 20 7321 5010



Modern Times Group MTG AB has five business areas: Viasat Broadcasting (free-to-air and pay-TV broadcasting operations in nine countries and teletext operations in four countries), Radio (seven national networks or local stations in five countries), TV-Shop (home shopping and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and distribution).



Modern Times Group MTG AB class A and B shares are listed on the Stockholmsborsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market (symbol: MTGNY).

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.